Symbol: GABC May 2018 Merger with First Security, Inc. Filed by German American Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First Security, Inc. Commission Securities Exchange Act File No: 001-15877

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between German American Bancorp, Inc. (“German American”) and First Security, Inc. (“First Security”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of German American and First Security will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of First Security’s shareholders, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of German American to complete integration and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in German American’s filings with the Securities and Exchange Commission. German American does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation. In addition, German American’s and First Security’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR SHAREHOLDERS Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger will be submitted to the First Security shareholders for their consideration. In connection therewith, German American will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement for First Security and a prospectus for German American, as well as other relevant documents concerning the Merger. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus (once filed), as well as other filings containing information about German American, without charge, at the SEC's website (http://www.sec.gov). You may also obtain these documents, without charge, by accessing German American’s Web site (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to Michael F. Beckwith, President and CEO, First Security, Inc., 313 Frederica Street, Owensboro, Kentucky 42301, telephone 270-663-4668. First Security and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Security in connection with the Merger. Information regarding the interests of the directors and executive officers of First Security and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Transaction Highlights

- **Meaningful addition to GABC franchise:**
  - Provides entrance into three key attractive Kentucky markets: Owensboro, Bowling Green and Lexington
  - Further solidifies GABC's significant and growing position in attractive Evansville market with ~35% increase in market share from 9.4% to 12.7%[(1)]
    - Significant and achievable cost savings opportunities – FIIT's 2017FY efficiency ratio was 75.5% and all 3 of FIIT's Evansville's branches are within 1 mile of a GABC branch
  - Ability to cross-sell GABC products and services across FIIT customer base
  - Similar culture and banking mentalities
  - Addition of Mike Beckwith, President & CEO, as a senior executive to lead GABC's Kentucky banking operations
- **Financially Compelling:**
  - Approximately 7.0% accretive to first full year EPS[(2)]
  - Approximately 3.1% dilutive to TBV at closing with an earn back period of 3.0 years[(3)]
  - Pro forma tangible common equity / tangible assets >8.5% at close leaves GABC well positioned for continued organic growth and/or other acquisition opportunities

1) Evansville market defined as the city of Evansville and the city of Newburgh
2) Excludes one-time costs. Assumes 100% phase-in of projected cost savings
3) Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share ("crossover")

German American
Banking | Insurance | Investments
4

Transaction Overview

Structure / Consideration	• GABC to acquire 100% of FIIT. First Security Bank, Inc. will be merged with and into GABC's banking subsidiary, German American Bank • Approximately 70% stock / 30% cash mix – FIIT pro forma ownership of approximately 8% • Each shareholder (excluding KSOP shareholders) will receive 0.7982 shares of GABC common stock and $12.00 in cash • KSOP shareholders to receive a cash payment of $40.00 per share
Purchase Price	• $40.00 per share or $101.0 million in aggregate consideration[(1)] • Purchase price per share / as-converted tangible book value per share of 162%[(1)] • Purchase price per share / fully-diluted LTM EPS of 31.4x[2] • Purchase price per share / fully-diluted 2018E EPS + Cost Savings of 11.5x[2]
Board / Management	• GABC will add one FIIT Director to its Board of Directors & appoint the remaining independent FIIT directors to a regional advisory board • FIIT's President & CEO, Mike Beckwith, to continue employment with GABC
Other Terms	• FIIT shall have a minimum net worth at closing with any shortfall deducted from the cash consideration • Termination fee of $3.0 million (approximately 3% of deal value) • Voting agreements with Directors and key shareholders, who collectively hold over 27% of the outstanding shares of First Security common stock
Approvals / Timing	• Customary regulatory approvals and shareholder approval by a simple majority of FIIT's shareholders • Estimated close and conversion in Q4 2018

1) Based on GABC's 20-day weighted average volume price of $35.0789 as of May 18, 2018. Assumes full conversion on convertible subordinated notes. Aggregate consideration includes option consideration
2) Excludes interest expense on convertible subordinated notes; Assumes fully phased-in cost savings

German American
Banking | Insurance | Investments

5

Scalable Entrance Into Kentucky

Balance Sheet & Select Metrics as of Q1'18

Balance Sheet ($M)	FIIT	GABC
Total Assets	$586	$3,125
Total Loans	$409	$2,151
Total Deposits	$458	$2,467
Tangible Common Equity	$55	$308
TCE / TA	9.5%	10.0%
Per Share Data		
Tangible Book Value Per Share [1]	$24.62	$13.41
Fully-Diluted Earnings Per Share [2]	$0.33	$0.51
Other		
Branches [3]	11	58

FIIT's major Kentucky markets enhance GABC's overall demographics [4]

First Security, Inc. Demographic Information [4]

Location	Market Rank	# of Brchs	Deposits in Market ($M)	Deposit Market Share (%)	Population Change 2010-2018 (%)	Projected Population Change 2018-2023 (%)	Projected HH Income Change 2018-2023 (%)
MSA							
Owensboro, KY	5	2	190.7	6.25	3.46	2.27	13.56
Bowling Green, KY	13	3	93.6	3.24	10.06	4.80	12.92
Lexington, KY	26	2	29.0	0.30	9.18	4.39	8.60
First Security, Inc. KY MSAs Weighted Average [4]					5.96	3.22	12.91

Pro Forma Branch Map



Anderson
Crawfordsville
Indianapolis
Richmond
Paris
Terre Haute
Connersville
INDIANA
Hamilton
Bloomington
Greensburg
Cincinnati
Robinson
Bedford
Olney
Vincennes
Hoosier National Forest
Madison
Louisville
Frankfort
Evansville
Lexington
Fort Knox
Henderson
Owensboro
Elizabethtown
Madisonville
Leitchfield
KENTUCKY
Campbellsville
Somerset
Bowling Green
Hopkinsville
Monticello
GABC [3]
FIIT

Source: S&P Global Market Intelligence, Company documents
1) Shown on as-converted basis for FIIT
2) Excludes interest expense on convertible subordinated notes for FIIT
3) Shown pro forma for MainSource branch acquisition completed on May 18, 2018
4) FIIT's Kentucky Metropolitan Markets, excludes FIIT's Evansville branches & Simpson County branch; Demographic & deposit data as of June 30, 2017

German American
Banking | Insurance | Investments

6

Due Diligence Summary 7 Comprehensive due diligence process In-depth review of credit files, underwriting methodology and policy $251 million or approximately 61% of loan portfolio reviewed and 100% of all non performing assets reviewed Detailed review of expenses on a line item basis Modeling Assumptions Estimated credit mark of $13.1 million ($7.2 million net of reserves) Loan interest rate mark of $0.8 million pre-tax, accreted through earnings over approximately 4.5 years Assumes 37.5% cost savings 0% phased-in in 2018, 75% phased-in in 2019 and 100% thereafter $3.9 million pre-tax securities write-down, accreted through earnings over approximately 5.5 years $1.7 million pre-tax deposit write-down, amortized over 4 years Fixed asset write-down of $1.2 million Core deposit intangible of $5.2 million or 2.00% of deposits excluding all time deposits After-tax, one-time buyer and seller combined costs are estimated at $6.5 million Due Diligence Highlights

Summary Highlights Provides significant entry to key attractive Kentucky markets and further solidifies GABC’s position as the premier Southern Indiana bank Similar cultural fit for transitioning post-close Pro forma total assets approaching $4.0 billion at close Financially compelling: Approximately 7.0% accretive to EPS in the first full year, accelerating Street consensus estimates ahead a full year(1) Modest TBV dilution with a 3.0 year earn back (crossover method)(2) Approximately 145 bps improvement in 2020E ROATCE (first full year of combined operations with 100% cost saves) Strong pro forma capital levels with flexibility to continue organic growth and future acquisitions 8 Excludes one-time costs. Assumes 100% phase-in of projected cost savings Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share (“crossover”)